Exhibit 99.4
Balance sheet: Analysis of key areas Dr. Hugo Banziger Chief Risk Officer 5 February 2009 Balance sheet: Analysis of key areas Dr. Hugo Banziger Chief Risk Officer 5 February 2009 financial
transparency.

Total assets: Analysis of major categories

In EUR bn, as of 31 Dec 2008


2,202
Netting impact
Positive market values from derivatives
1,224
(1,097)
1,030
128
Derivatives post-netting
1
Trading securities
205
205
Other trading assets
42
247
Non-derivative trading assets
2
Reverse repos / securities borrowed designated at FVO
124
(7)
42
117
Loans designated at FV
Other designated at FV
Loans
269
4
269
161
Reverse repos / securities borrowed
3
Cash and deposits with banks
Reverse repos / securities borrowed
44
44
Brokerage & securities rel. receivables
(69)
Other*
IFRS
U.S. GAAP 'pro-forma'

* Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets and other

Note: Figures may not add up due to rounding differences

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Deutsche Bank

financial transparency.

1 U.S. GAAP 'pro-forma' Derivatives Risk – >50% of uncollateralised risk mitigated – remainder primarily with investment grade counterparts

In EUR bn, as of 31 Dec 2008

Derivatives Portfolio – Credit Risk Overview


128
(16)
(7)
(10)
(34)
61
EUR 67 bn (>50%)
Credit Risk Mitigants
Uncolla-teralised
Non-cash collateral
Exchange Counter-parts
Sovereign & State sponsored entities
Other Credit Risk mitigants
Remaining Credit Risk

Credit Risk Mitigants – EUR 67 bn includes:

- Non-cash collateral not netted for balance sheet purposes
- Exchange Counterparties
- Gov't entities, A-rated or better
- DB in preferred senior position / exposure hedged

Remaining credit risk by rating – EUR 61 bn

Ratings	Total		
AAA	9	Investment grade	85%
AA	22		
A	12		
BBB	9		
BB	4	Non-investment grade	15%
B	3		
CCC & below	2		
Grand Total	**61**		

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financial transparency.

2 Non-derivative trading assets – risk reduction across all asset classes

In EUR bn

Non-derivative trading assets as at 31 Dec 2008


247
(60)
(94)
(44)
(31)
18
Non-derivative trading assets
Govern-ment Paper & Agencies
Financials & Cor-porates*
Equities
Traded Loans
Other

>50% reduction in non-derivative trading assets

Assets	31 Mar 08	31 Dec 08	% change
Government Paper & Agencies	154	60	(61)%
Financials & Corporates*	172	94	(45)%
Equities	110	44	(60)%
Traded Loans	90	31	(66)%
Other	6	18	
DB Group Total	**532**	**247**	(54)%

*Includes MBS, ABS, SPV & Project Finance

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Reverse Repo / Sec Borrowing — highly collateralised / 3 Reverse Repo / Sec Borrowing highly collateralised / quality counterparts / conservative haircuts Collateral Quality Distribution(1) Risk Mitigants Collateral Quality Distribution Risk Mitigants 161 ..80% of uncollateralised trades with AA counterparts ..Conservative haircuts, tailored to counterparty risk profile ..Short-dated trades R t bj t t b k t t d In EUR bn, as of 31 Dec 2008 Counterparty Exposure Tenor Distribution Tenor Band % of Total MtM ..Repos not subject to bankruptcy stay orders 3 months 6 months 1 Year 1 Year 93% 4% 1% 2% % Counterparty Ratings Distribution 80% Investment Grade Sub-Investment Grade 3(10) (38) (105) Grand Total (5) 100% 0% 20% 40% 60% 87% 13%Sovereign Issuers(2) Equities Corporates Reverse Repos & Securities Borrowed Uncollateralised Other (5) Investor Relations 02/09 · 5 AA A BBB BB B Rating Band (1) Collateral amounts do not reflect excess collateral (2) Includes government sponsored entities Reverse Repo / Sec Borrowing — highly collateralised / 3 Reverse Repo / Sec Borrowing highly collateralised / quality counterparts / conservative haircuts Collateral Quality Distribution(1) Risk Mitigants Collateral Quality Distribution Risk Mitigants 161 ..80% of uncollateralised trades with AA counterparts ..Conservative haircuts, tailored to counterparty risk profile ..Short-dated trades R t bj t t b k t t d In EUR bn, as of 31 Dec 2008 Counterparty Exposure Tenor Distribution Tenor Band % of Total MtM ..Repos not subject to bankruptcy stay orders 3 months 6 months 1 Year 1 Year 93% 4% 1% 2% % Counterparty Ratings Distribution 80% Investment Grade Sub-Investment Grade 3(10) (38) (105) Grand Total (5) 100% 0% 20% 40% 60% 87% 13%Sovereign Issuers(2) Equities Corporates Reverse Repos & Securities Borrowed Uncollateralised Other (5) Investor Relations 02/09 · 5 AA A BBB BB B Rating Band (1) Collateral amounts do not reflect excess collateral (2) Includes government sponsored entities financial transparency.

Composition of Loan Book demonstrates focus on diversification & risk mitigation

In EUR bn, as of 31 Dec 2008


269
Low loan to value
Substantially hedged
Highly diversified
Short term / on demand
Fully collateralised
Liquid collateral
Substantial collateral
~50% Gov't g'teed
Substantially collateralised by Gov't securities
Additional hedging mitigants
Strong underlying asset quality
High margin business
Substantial collateral / hedging
Diversified asset pools
Partially hedged
Mostly senior secured
Predominantly mortgage secured
Diversified by asset type and location
(61)
(37)
(19)
(16)
(15)
(12)
(7)
(28)
(15)
(14)
(8)
(14)
(14)
9
Total Loan Book
PBC Mort-gages
Inv grade / German mid-cap
GTB
PWM
PBC Small Corporates
Corporate Invest-ments
Gov't Colla-teralised / Structured Transactions
Asset Finance (DB sponsored conduits)
PBC Consumer Finance
Colla-teralised / Hedged Structured Transactions
Financing of Pipeline Assets
CF Leveraged Finance
CF Commer-cial Real Estate
Other CIB
Lower risk bucket
Moderate risk bucket
Higher risk bucket
62%
86%

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Deutsche Bank

financial
transparency.

Cautionary statements

Unless otherwise indicated, the financial information provided herein has been prepared under International Financial Reporting Standards (IFRS). It is preliminary and unaudited and may be subject to adjustments based on the preparation of the full set of financial statements for 2008.

This presentation also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our Form 20-F and Form 6-K filed with the SEC on 26 March 2008 and 30 October 2008, respectively, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This presentation contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS refer to the 4Q2008 Financial Data Supplement, which is accompanying this presentation and available on our Investor Relations website at www.deutsche-bank.com/ir.

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